Exhibit 99.1

Alps Group Inc Announces Potential Pipeline Expansion Beyond CELESOME(+) Following Publication of Nebulized Human Umbilical Cord Mesenchymal Stem Cell Exosome Therapy

KUALA LUMPUR, Malaysia, January 30, 2026 - Alps Group Inc (the “Company” or “Alps Group”), the parent company of Alps Life Sciences Inc. (“Alps Holdco”), a fully integrated biotechnology research and healthcare platform specializing in predictive, preventive, and precision medicine, today announced a potential expansion of its exosome-related pipeline beyond its previously disclosed CELESOME(+) programme. The announcement follows the publication of a preliminary retrospective clinical case series in SAGE Open Medical Case Reports describing nebulized human umbilical cord mesenchymal stem cell (“hUCMSC”) derived exosome in patient with asthma and/or chronic obstructive pulmonary disease (“COPD”) . The clinical case series study was registered with the National Medical Research Register, Ministry of Health Malaysia (NMRR ID-25-00600-F4A).

The Company has previously disclosed development activities relating to exosome-infused candidates under the CELESOME(+) programme. Building on technical experience developed in connection with exosome isolation, handling, and characterisation activities described under CELESOME(+), the published report describes observational findings from an investigational, retrospective case series involving nebulized administration to the lungs.

Asthma and COPD represent substantial global disease burdens, affecting approximately 260 million (BMJ Open Respiratory Research, Volume 12, Issue 1, 2025) and 400 million (Montes de Oca et al., 2025) individuals worldwide, respectively. Current standard therapies largely focus on symptom management. The Company believes that the reported observations may create an opportunity for nebulized human umbilical cord mesenchymal stem cell-derived exosomes to provide targeted, potentially disease-modifying therapy for the lungs.

Dr. Tham Seng Kong, Chief Executive Officer of Alps Group, stated

“This retrospective case series reports preliminary clinical observations relating to nebulized hUCMSC-derived exosomes in patients with asthma and/or COPD. The reports suggest improvements in pulmonary function, stability in inflammatory markers, and the absence of significant adverse effects. While these findings are promising, larger-scale, controlled studies are necessary to confirm these results and establish standardized treatment protocols.”

As described in the publication, each treatment dose consisted of 1 ml of exosome solution, containing a defined range of exosome particle numbers, mixed with 5 ml of saline. The solution was administered via inhalation using a medical-grade electronic nebulizer for 30 minutes once weekly for 5 weeks.

This release discusses investigational uses of an agent in development and is not intended to convey conclusions about efficacy or safety. There is no guarantee that any investigational uses of such product will successfully complete clinical development or obtain health authority approval.

Details of the study and its findings have been peer-reviewed and published in SAGE Open Medical Case Reports, accessible at: https://journals.sagepub.com/doi/10.1177/2050313X251386547.

About Alps Group

Alps Group Inc is the parent company of Alps Life Sciences Inc., an integrated biotechnology platform integrating research and development, medical services, and wellness solutions of advanced therapies under one unified ecosystem aimed at improving healthcare outcomes globally. Alps Group’s mission is to create a fair healthcare ecosystem, to make advance predictive, preventive, and precision medicine accessible and affordable.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by the Company and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

Andrew J. Barwicki

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